UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 January 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding 08 March 2018	Announcement Director/PDMR Shareholding 12 March 2018
Announcement Director/PDMR Shareholding 20 March 2018	Announcement Director/PDMR Shareholding 21 March 2018
Announcement Board Update 27 March 2018	Announcement Total Voting Rights 29 March 2018

Diageo PLC – Director/PDMR Shareholding
Dated 08 March 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	IM MENEZES
b)	Position / status	CEO
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSTIARY RECEIPTS ("ADRs")
b)	Identification code/ ISIN	US25243Q2057
c)	Nature of the transaction	RELEASE OF ADRs, IN RESPECT OF AN AWARD MADE UNDER THE COMPANIES DISCRETIONARY INCENTIVE PLAN ("DIP") ON 8 MARCH 2012. THE BALANCE OF THE AWARD HAS BEEN RETAINED.
d)	Price(s) and volume(s)	Price(s)	Volume(s)	No. of ADRs Sold*
		$134.34	14,643	7,210
*ADRs HAVE BEEN SOLD TO MEET THE REQUIREMENT TO REIMBURSE THE COMPANY FOR PAYE TAX AND NATIONAL INSURANCE/SOCIAL SECURITY LIABILITIES ON AWARDS RELEASED UNDER THE DIP.
e)	Aggregated information	N/A
f)	Date of transaction	08 MARCH 2018
g)	Place of transaction	NEW YORK STOCK EXCHANGE (XNYS)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 12 March 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 24.55	9
		2. £ 24.55	8
		3. £ 24.55	9
		4. £ 24.55	10
		5. £ 24.55	7
		6. £ 24.55	337
e)	Aggregated information	N/A
f)	Date of transaction	12 MARCH 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 20 March 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	J FERRÁN
b)	Position / status	CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSTIARY RECEIPTS ("ADRs")
b)	Identification code/ ISIN	US25243Q2057
c)	Nature of the transaction	PURCHASE OF ADRs
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$135.46	300
e)	Aggregated information	N/A
f)	Date of transaction	19 MARCH 2018
g)	Place of transaction	NEW YORK STOCK EXCHANGE (XNYS)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 21 March 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	SAM FISCHER
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION

2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction
S Fischer acquired an interest over Ordinary Shares on 1 March 2018 by way of a one-off award under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP").  There are performance conditions attached to the release of this award under the DLTIP and the award will vest, subject to achievement of performance conditions, in two equal instalments in September 2020 and September 2021. The award will be in the form of restricted stock units ("RSUs").

d)	Price(s) and volume(s)	Price(s)	Volume(s)No. of Ordinary Shares
		N/A	33,138
e)	Aggregated information	N/A
f)	Date of the transaction	1 March 2018
g)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 27 March 2018

27 March 2018

Board Update

On 26 July, 2017 Diageo announced that Ursula Burns had been appointed as a Non-Executive Director effective 2 April, 2018.

Ms. Burns has been Chairman of VEON Ltd.'s (NASDAQ and Euronext Amsterdam: VEON) Supervisory Board since July 2017.  VEON has announced today that Ms. Burns will become Executive Chairman on an interim basis.  In light of this appointment, Diageo and Ms. Burns have agreed that her appointment to the Diageo Board will be delayed.

ENDS

Enquiries:

Media relations:	Jessica Rouleau	+44 (0)20 8978 1286
	press@diageo.com	+44 (0)20 8978 2749

Investor relations:	Andy Ryan	+44 (0) 20 8978 6504
	Pier Falcione	+44 (0) 20 8978 4838
investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Director/PDMR Shareholding
Dated 29 March 2018

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 29 March 2018 consisted of 2,695,579,470 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 235,287,326 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,460,292,144 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

29 March 2018

Teresa Furmston
Interim Deputy Secretary

Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 April 2018

By:___/s/Jonathan Guttridge

Jonathan Guttridge
Company Secretarial Assistant